Exhibit (a)(3)

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May 25, 2007

TO:         UNIT HOLDERS OF SHELTER PROPERTIES V LIMITED PARTNERSHIP

SUBJECT:    OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 10,508 Units of limited partnership interest (the "Units") in SHELTER PROPERTIES V LIMITED PARTNERSHIP (the "Partnership") at a purchase price equal to:

                                  $55 per Unit

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in SHELTER PROPERTIES V LIMITED PARTNERSHIP without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

      o HIGHER OFFER PRICE. Our offer is 29% higher than what affiliates of the general partner are currently offering.

      o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has given no indication when the partnership will be liquidating. The Partnership term extends through 2023!

      o NO MORE DISTRIBUTIONS ASSURED. The Partnership has stated that "There can be no assurance, however, that the Partnership will generate sufficient funds from operations, after required capital improvement expenditures, to permit any distributions to its partners in 2007 or subsequent periods."

      o     ILLIQUIDITY  OF  UNITS.  The  relative   illiquidity  of  the  Units
            resulting from the absence of a formal trading market makes the Units difficult to sell.

      o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on pink paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                  1640 School Street, Moraga, California 94556
                            Facsimile: (925) 631-9119

We've enclosed a Notice of Withdrawal that you can fax or deliver to the agent for AIMCO Properties, LP if you already tendered your Units to AIMCO and you wish to receive more money! The AIMCO Offer expires on May 30, 2007 (unless further extended), so its depository, The Altman Group, must receive your Notice of Withdrawal by midnight Eastern Time on that date for you to withdraw from that offer. You must also deliver to us an executed copy of our Letter of Transmittal to accept our Offer. If you have any questions or need assistance, please call the Depositary at 800-854-8357.

This Offer expires (unless extended) July 6, 2007.